Bingham McCutchen LLP

One Federal Street

Boston, MA 02110

November 20, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Partners Institutional Trust

(solely with respect to Western Asset Municipal High Income SMASh Fund)

(File Nos. 33-49552 and 811-06740)

Ladies and Gentlemen:

On behalf of Legg Mason Partners Institutional Trust, a Maryland statutory trust (the “Trust”), we are hereby filing Post-Effective Amendment No. 79 to the registration statement for the Trust (the “Amendment”), relating to Western Asset Municipal High Income SMASh Fund (the “Fund”), on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”).

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act, and is to be effective on November 28, 2012 for the purpose of including the financial statements of the Fund and for making various other related changes, none of which renders the Amendment ineligible to become effective pursuant to paragraph (b) of Rule 485.

The Trust also notes that it received comments from Ms. Valerie Lithotomos of the staff (the “Staff”) of the Securities and Exchange Commission regarding Post-Effective Amendment No. 205 to the Trust’s registration statement on Form N-1A relating to Western Asset Global Strategic Income Fund filed on September 21, 2012. Following is a summary of the comments received from Ms. Lithotomos and the Trust’s responses on behalf of such Fund.

1. Comment: When available, please ensure that the ticker symbol for the Fund appears on the cover page of the prospectus.

Response: The Registrant confirms that it will add a ticker symbol to the cover of the Fund’s prospectus once a symbol has been assigned to the Fund’s shares.

2. Comment: Please confirm that the first paragraph under the heading “Fees and expenses of the fund” conforms to the requirements of Item 3 of Form N-1A.

Response: The Registrant confirms that the first sentence of the referenced paragraph conforms, with minor variation, to the first sentence of the sample text provided in Item 3 of Form N-1A. The Registrant notes that Instruction 1(b) to Item 3 states that the sample text may be modified if the explanation contains comparable information. Due to the Fund’s fee and expense structure (i.e., that the manager will not charge a management fee and will reimburse Fund expenses in light of the fee charged to separate account programs that will invest in the Fund), the remainder of the sample text is not applicable to the Fund. However, the Fund has included relevant disclosure of a similar explanatory nature. The Registrant notes that the same disclosure appears in the prospectuses of other “SMASh”-branded series of the Registrant and has previously been reviewed by the Staff.

3. Comment: Please provide completed fee tables, including footnotes, to the Staff in a correspondence filing via Edgar as soon as available.

Response: Pursuant to an arrangement between the Registrant and the Staff, the Registrant provided completed fee tables, including footnotes, to the Staff in correspondence filed via Edgar on October 25, 2012.

4. Comment: The Staff notes that the Fund’s statement of additional information contains considerable disclosure regarding the master/feeder structure through which the Fund invests. Please consider whether it would be helpful to more clearly state the nature of the Fund’s investment structure in the Fund’s prospectus, for instance by using the term “master/feeder.”

Response: At the Staff’s suggestion, the disclosure in the Fund’s prospectus relating to the underlying mutual fund through which the Fund invests has been revised to include a statement that the Fund is a “feeder fund” in a “master/feeder” structure.

5. Comment: Please explain supplementally the meaning of the term “SMASh.”

Response: The Registrant supplementally advises the Staff that SMASh is an acronym for “Separately Managed Account Shares.” Several series of the Registrant that are branded as “SMASh” funds are generally offered only to separately managed account clients where the Fund’s subadviser or one of its affiliates has an agreement with the managed account program sponsor, or directly with the client, to provide management or advisory services.

6. Comment: Please confirm that there is no limit on the extent to which the Fund may use derivatives.

Response: The Registrant confirms that, as stated in the Fund’s prospectus under the heading “Principal investment strategies,” the fund may use derivative instruments without limit, except that these instruments are taken into account when determining compliance with the Fund’s 80% investment policy.

7. Comment: Please confirm that there is no limit on the portion of the Fund’s assets that may be invested in below-investment-grade securities.

Response: The Registrant confirms that there is no limit on the portion of the Fund’s assets that may be invested in below-investment-grade securities. The Registrant notes that the Fund’s prospectus includes the following disclosure under the heading “Principal investment strategies”:

Under normal market conditions, the fund will invest primarily in municipal securities rated at the time of purchase in the lowest investment grade category . . . or in the below investment grade category . . . or, if unrated, determined by the subadviser to be of comparable credit quality. Below investment grade securities are commonly referred to as “junk bonds.”

8. Comment: Please confirm that borrowing is not a principal strategy of the Fund and indicate whether leveraging risk is considered a principal risk for the Fund.

Response: The Registrant confirms that borrowing, as a stand-alone strategy, is not a principal strategy of the Fund and, therefore, is not discussed in the Fund’s prospectus under the heading “Principal investment strategies.” However, the Fund may use derivatives instruments to implement its principal investment strategies (as described in the Fund’s prospectus under the heading “Principal investment strategies”) and may also enter into borrowing transactions (as described in the Fund’s prospectus under the heading “More on the fund’s investment strategies, investments and risks”). These investment practices can have a leveraging effect on the Fund’s portfolio, and the Registrant believes that it is appropriate to prominently highlight the risks associated with leverage in the Fund’s prospectus.

9. Comment: Please confirm that the risk of regulatory and tax law changes, liquidity risk, counterparty risk and portfolio selection risk are considered principal risks for a fund that invests primarily in municipal securities.

Response: The Registrant believes that it is appropriate to prominently highlight these risks in the Fund’s prospectus. Regulatory and tax law changes relating to the treatment of municipal securities are contemplated from time to time, and if implemented, such changes could have a material impact on the market for, and the value of, municipal securities. Liquidity risk is a material consideration when investing in fixed income securities generally, including debt obligations issued by municipalities, which have occasionally defaulted on their obligations in the past. Similarly, counterparty risk and portfolio selection risk apply to a fund investing in municipal securities, just as they do to funds with other investment strategies. Counterparty risk, which is covered under the disclosures in the Fund’s prospectus addressing credit risk and derivatives risk, is a material risk when entering into certain types of financial contracts, such as certain derivatives and repurchase agreements. Portfolio selection risk is present whenever individuals making investment decisions for a fund have discretion as to how to invest the fund’s assets. The Registrant believes that these risks are material to the Fund and, accordingly, has included descriptions of these risks in the Fund’s prospectus under the headings “Certain risks” and “More on the fund’s investment strategies, investments and risks.”

10. Comment: Please supplementally advise the Staff whether the Registrant is aware of any precedent for reporting another fund’s past investment performance in the prospectus for a new feeder fund in a master-feeder structure. Please also explain whether, in the case of the Fund, the reported performance information has been adjusted to reflect differences in fees and expenses.

Response: The Registrant notes that the organization of the master/feeder structure of which the Fund is to be a part closely resembles that of the funds that are the subject of the no-action letter issued by the Staff to The Managers Core Trust (pub. avail. Jan. 28, 1993). In that no-action letter, existing open-end funds (pre-existing funds) contributed all of their assets to newly created master funds with the same investment advisers, subadvisers and investment objectives. The master funds and newly created feeder funds assumed the performance of the corresponding pre-existing fund. It was reasoned that this approach was consistent with the goal of presenting meaningful information about past performance and not eliminating relevant historical performance information. The Staff did not object to this approach in the no-action letter and even permitted corresponding pre-existing fund past performance to be adjusted to reflect differences in fees and charges. The Registrant has taken the same approach in disclosing historical performance in the Fund’s prospectus — that is, using the past performance of a pre-existing feeder fund that will be contributing all of its assets to the newly created master fund through which the Fund will invest. However, the Registrant has taken a more conservative approach by not restating such performance information to reflect the lower fees and expenses of the Fund. Instead, by using the unadjusted performance information of a fund with higher fees and expenses, the Fund’s prospectus presents lower performance information than might otherwise be permitted.

11. Comment: If municipal lease obligations are a significant risk for the Fund, please include risk disclosure relating to such investments in the Fund’s prospectus.

Response: The Registrant advises the Staff that, although the Fund may invest in municipal leases, it does not believe that such investments are likely to constitute a sufficiently significant portion of the Fund’s portfolio to warrant a separate risk factor in the Fund’s prospectus. The Registrant notes that, in addition to the general risks relating to investments in municipal securities that are discussed in the Fund’s prospectus, additional risks relating to municipal leases are described in the Fund’s statement of additional information.

12. Comment: Please consider the use of the words “certain” and “other” in the Fund’s prospectus and whether more specificity could be included where such terms appear.

Response: In response to the Staff’s comment, the Registrant has reviewed the use of the words “certain” and “other” in the Fund’s prospectus. In many cases, such words appear in conjunction with specific examples. After due consideration, the Registrant believes that adding examples in other instances is not likely to materially enhance an investor’s understanding of the Fund’s prospectus.

13. Comment: Please include a “Tandy” representation with any response to these comments.

Response: The Registrant is furnishing a “Tandy” representation letter as Exhibit A hereto.

Please contact the undersigned at 617-951-8267 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Barry N. Hurwitz

Exhibit A

Legg Mason Partners Institutional Trust

55 Water Street

New York, NY 10041

November 20, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Partners Institutional Trust (the “Registrant”)

(solely with respect to Western Asset Municipal High Income SMASh Fund (the “Fund”))

(File Nos. 33-49552 and 811-06740)

Ladies and Gentlemen:

In connection with its review of Post-Effective Amendment No. 75 to the registration statement on Form N-1A for the Registrant, relating to the Fund, as filed with the Securities and Exchange Commission (the “Commission”) on August 31, 2012, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the staff of the Commission (the “Staff”):

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Institutional Trust

By:	/s/ Rosemary D. Emmens
Name: Rosemary D. Emmens
Title: Assistant Secretary